July 25, 2018

Adeel Ahmad
Chief Financial Officer
Concordia International Corp.
5770 Hurontario Street, Suite 310
Mississauga, Ontario, L5R 3G5

       Re: Concordia International Corp.
           Application for Qualification of Indenture on Form T-3
           Filed July 11, 2018
           File No. 022-29061

Dear Mr. Ahmad:

     We have limited our review of your application to those issues we have addressed in our comment.

        Please respond to this letter by amending your application and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your application and the information you provide in response to this comment, we may have additional comments.

Form T-3 Filed July 11, 2018

General

1. Please have each guarantor/obligor identified under Item 9 file an application on Form T-3 under its name on EDGAR and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust
       Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939
       Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adeel Ahmad
Concordia International Corp.
July 25, 2018
Page 2

        Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

       You may contact Jeffrey Gabor at 202-551-2544 or Ada Sarmento at 202-551-3798 with any questions.


FirstName LastNameAdeel Ahmad
                                                           Division of
Corporation Finance
Comapany NameConcordia International Corp.
                                                           Office of Healthcare
& Insurance
July 25, 2018 Page 2
cc:       Michael D. Saliba, Esq.
FirstName LastName